PROSPECTUS Dated January 25, 2006	Amendment No. 1 to Pricing Supplement No. 135 to
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
Dated January 25, 2006	Dated October 31, 2006
Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES G
Euro Floating Rate Senior Bearer Notes Due 2016

     We, Morgan Stanley, may not redeem these Global Medium-Term Notes, Series G, Euro Floating Rate Senior Bearer Notes Due 2016, which we refer to as the “notes,” prior to the maturity date thereof other than under the circumstances described under “Description of Notes—Tax Redemption” in the accompanying prospectus supplement.
     The notes offered hereby will accrue interest from October 13, 2006 and constitute a further issuance of, and will be consolidated with, the Global Medium-Term Notes, Series G, Euro Floating Rate Senior Bearer Notes Due 2016 of Morgan Stanley issued on April 13, 2006, April 26, 2006 and May 9, 2006, which we refer to as the “original notes,” and form a single series with those original notes. The issuance of these notes will increase the aggregate principal amount of the outstanding notes of this series to Euro 2,250,000,000. The notes will initially be issued in temporary global bearer form and will be designated by the temporary ISIN and temporary common code noted below. After an initial approximately 40 day period required for tax certification, we expect the notes offered hereby to be exchanged for notes in permanent global bearer form and to trade interchangeably with the original notes under the permanent ISIN and permanent common code noted below assigned to the original notes.
     Application will be made for the notes described herein to be admitted to the Official List of the Financial Services Authority (in its capacity as competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000) and to trading on the gilt-edged and fixed-interest market of the London Stock Exchange plc. No assurance can be given that such applications will be granted.
     This document constitutes the pricing supplement relating to the issuance of notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus referred to above. This pricing supplement is supplemental to and must be read in conjunction with such Base Prospectus.
     We will issue the notes only in bearer form, which form is further described under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement. You may not exchange notes in bearer form at any time for notes in registered form.
     We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities,” subject to and as modified by the provisions described below.

Principal Amount:	Euro 250,000,000	Interest Determination
Maturity Date:	April 13, 2016	Dates:	The second TARGET Settlement Day
Settlement Date (Original			immediately preceding each interest
Issue Date):	November 6, 2006		reset date
Interest Accrual Date:	October 13, 2006	Reporting Service:	Telerate (Page 248)
Issue Price:	99.912% plus accrued interest from	Initial Offering Date for
	the interest accrual date	Tax Redemption:	April 6, 2006
Specified Currency:	Euro	Business Days:	London, TARGET Settlement Day
Redemption Percentage			and New York
at Maturity:	100%	Calculation Agent:	JPMorgan Chase Bank, N.A. (London
Base Rate:	EURIBOR		Branch)
Spread		Agent:	Morgan Stanley & Co. International
(Plus or Minus):	Plus 0.40%		Limited
Index Maturity:	Three months	Denominations:	Euro 50,000 and integral multiples of
Initial Interest Rate:	3.887%		Euro 1,000 in excess thereof
Initial Interest Reset		Temporary Common
Date:	January 13, 2007	Code:	027421610
Interest Payment Dates:	Each January 13, April 13, July 13	Permanent Common
	and October 13, beginning January	Code:	025097122
	13, 2007	Temporary ISIN:	XS0274216109
Interest Payment Period:	Quarterly	Permanent ISIN:	XS0250971222
Interest Reset Dates:	Each interest payment date	Other Provisions:	None
Interest Reset Period:	Quarterly

Terms not defined above have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

MORGAN STANLEY

COMMERZBANK CORPORATES & MARKETS	LLOYDS TSB
MITSUBISHI UFJ SECURITIES INTERNATIONAL PLC	WESTLB AG

     Supplemental Information Concerning Plan of Distribution

     We will issue these notes in temporary global bearer form with the temporary ISIN XS0274216109 and temporary common code 027421610. Once these notes have been exchanged for notes in permanent global bearer form, on or about December 16, 2006, they will be combined with our Global Medium-Term Notes, Series G, Euro Floating Rate Senior Bearer Notes Due 2016, issued on April 13, 2006, April 26, 2006 and May 9, 2006, with the ISIN XS0250971222 and the common code 025097122, and offered pursuant to pricing supplements No. 44, No. 54 and No. 56 dated April 6, 2006, April 21, 2006 and May 4, 2006 respectively, to the prospectus dated January 25, 2006 and the prospectus supplement dated January 25, 2006. Following the exchange, both these notes and the original notes, in a combined aggregate principal amount of Euro 2,250,000,000, will bear the ISIN XS0250971222 and the common code 025097122.

     On October 31, 2006 we agreed to sell to the managers listed in this pricing supplement, and they severally agreed to purchase, the principal amount of notes set forth opposite their respective names below at a net price of 99.462% plus accrued interest from the interest accrual date, which we refer to as the “purchase price.” The purchase price equals the stated issue price of 99.912% plus accrued interest from the interest accrual date less a combined management and underwriting commission of 0.45% of the principal amount of the notes.

Principal Amount
Name	Notes

Morgan Stanley & Co. International Limited	Euro 240,000,000
Commerzbank Aktiengesellschaft	2,500,000
Lloyds TSB Bank plc	2,500,000
Mitsubishi UFJ Securities International plc	2,500,000
WestLB AG	2,500,000
Total	Euro 250,000,000

European Union Transparency Obligations Directive

     The proposed European Union Transparency Obligations Directive (the “Directive”) may be implemented in a manner which could be burdensome for companies such as us. In particular, we may be required to prepare financial statements in accordance with accounting standards other than U.S. GAAP. We are under no obligation to maintain the listing of the notes, and prospective purchasers of notes should be aware that, in circumstances where a listing of the notes by the UK Listing Authority would require preparation of financial statements in accordance with standards other than U.S. GAAP, or in any other circumstances where the Directive is implemented in a manner that, in our opinion, is burdensome, the notes may be de-listed. In such a case of de-listing, we may, but are not obliged to, seek an alternative listing for the notes on a stock exchange outside the European Union. However, if such an alternative listing is not available or is, in our opinion, burdensome, an alternative listing for the notes may not be considered. Although no assurance is made as to the liquidity of the notes as a result of listing by the UK Listing Authority, de-listing the notes may have a material effect on a noteholder’s ability to resell the notes in the secondary market.

PS-2